

Mail Stop 4546

May 5, 2017

Via Email
Richard S. Dziadzio
Executive Vice President, Chief Financial Officer
  and Treasurer
28 Liberty Street, 41st Floor
New York, New York

> **Re: Assurant, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 14, 2017**
> **File No. 001-31978**

Dear Mr. Dziadzio:

We have reviewed your filing and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Notes to Consolidated Financial Statements
5. Dispositions, page F-23

1. You disclose that total deferred gain from the sale of the AEB business was $520.42 million at March 1, 2016, of which $366.55 million was recognized in 2016, and that 90% of this deferred gain is expected to be recognized by the end of 2017. Please describe to us your accounting methodology used to determine the recognition pattern for this deferred gain, including how this recognition pattern reflects the estimated settlement period over which "a ceding entity expects to recover substantially all amounts due from the reinsurer," as discussed in ASC 944-605-35-9. In this regard, provide us an analysis showing how you determined the amount of amortization of the deferred gain in 2016 and how you considered therein settlements of the AEB reinsurance recoverable. Further, describe for us any contractual provisions governing the sale of this business that could impair future realization of the AEB reinsurance recoverable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants Ibolya Ignat at (202) 551-3636 or Frank Wyman at (202) 551-3660 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance